UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zalatoris Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

89301B104
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89301B104	SCHEDULE 13G	Page 2 of 10

1	NAME OF REPORTING PERSON Trajectory Alpha Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 355,415
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 355,415
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 89301B104	SCHEDULE 13G	Page 3 of 10

1	NAME OF REPORTING PERSON Peter Bordes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 355,415
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 355,415

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 89301B104	SCHEDULE 13G	Page 4 of 10

1	NAME OF REPORTING PERSON Michael E.S. Frankel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 355,415
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 355,415

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 89301B104	SCHEDULE 13G	Page 5 of 10

1	NAME OF REPORTING PERSON Paul Sethi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 355,415
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 355,415

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 89301B104	SCHEDULE 13G	Page 6 of 10

ITEM 1.	(a)	Name of Issuer:

Zalatoris Acquisition Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

99 Wall Street, #5801 New York, NY 10005

ITEM 2.	(a)	Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

	1.	Trajectory Alpha Sponsor LLC
	2.	Peter Bordes
	3.	Michael E.S. Frankel
	4.	Paul Sethi

	(b)	Address of Principal Business Office, or if none, Residence:

99 Wall Street, #5801 New York, NY 10005

	(c)	Citizenship:

See row 4 of the cover page of each Reporting Person.

	(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share.

	(e)	CUSIP Number:

89301B104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.

OWNERSHIP.

Trajectory Alpha Sponsor LLC (“Trajectory”) directly owns 355,415 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), of Zalatoris Acquisition Corp. (the “Issuer”), which are convertible into the Issuer’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”). Peter Bordes, Michael E.S. Frankel and Paul Sethi are the managing members of Trajectory and share voting and investment discretion with respect to the shares of Class B common stock held of record by Trajectory. As a result of these relationships, each of Trajectory, Mr. Bordes, Mr. Frankel and Mr. Sethi may be deemed to have or share beneficial ownership of the securities held directly by Trajectory. Each of Trajectory, Mr. Bordes, Mr. Frankel and Mr. Sethi disclaims beneficial ownership of such securities except to the extent of their direct ownership.

In addition to the securities reported on the cover pages hereto, Trajectory also directly owns 1,080,000 private placement warrants to purchase 1,080,000 shares of Class A Common Stock. The

CUSIP No. 89301B104	SCHEDULE 13G	Page 7 of 10

warrants become exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on 2,877,745 shares of Class A Common Stock outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 17, 2024, and 355,415 shares of Class B Common Stock directly owned by Trajectory, and assumes conversion of such Class B Common Stock into Class A Common Stock.

(a) Amount beneficially owned:

See row 9 of the cover page of each Reporting Person.

(b) Percent of class:

See row 11 of the cover page of each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

CUSIP No. 89301B104	SCHEDULE 13G	Page 8 of 10

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP No. 89301B104	SCHEDULE 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Trajectory Alpha Sponsor LLC
a Delaware limited liability company

By:	/s/ Michael E.S. Frankel
	Name:	Michael E.S. Frankel
	Title:	Managing Member

Peter Bordes

By:	/s/ Peter Bordes
	Name:	Peter Bordes

Michael E.S. Frankel

By:	/s/ Michael E.S. Frankel
	Name:	Michael E.S. Frankel

Paul Sethi

By:	/s/ Paul Sethi
	Name:	Paul Sethi

CUSIP No. 89301B104	SCHEDULE 13G	Page 10 of 10

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 7, 2022, by and among Trajectory Alpha Sponsor LLC, Peter Bordes, Michael E.S. Frankel and Paul Sethi (previously filed).